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EXHIBIT 12.1

STANLEY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratio of earnings to fixed charges)

        The following table sets forth our consolidated ratios of earnings to fixed charges for the periods shown. Currently, we have no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods shown. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

	Fiscal year ended March 31,
	2010	2009	2008	2007	2006
Fixed charges:
Interest expense	3,152	5,095	3,875	6,002	2,468
Amortization of deferred financing costs	708	606	375	339	44
Interest within rental expense(1)	4,584	4,106	2,906	2,270	1,698

Total fixed charges	8,444	9,807	7,156	8,611	4,210
Earnings:
Income before income taxes	75,959	61,284	44,135	18,181	13,958
Fixed charges included in earnings	8,444	9,807	7,156	8,611	4,210

Earnings available before fixed charges	84,403	71,091	51,291	26,792	18,168

Ratio of earnings to fixed charges	10.0	7.2	7.2	3.1	4.3

(1)
Interest within rental expense represents one-third of rental expense (the approximate portion of rental expense representing interest).

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  EXHIBIT 12.1
STANLEY, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in thousands, except ratio of earnings to fixed charges)